Exhibit (a)(23)


                    NORTH FORK ACKNOWLEDGES SUBSTANTIAL RISKS

                            IN ITS PROPOSAL FOR DIME

NEW YORK, NY - APRIL 13, 2000 - In response to a North Fork Bancorporation, Inc. (NYSE: NFB) filing earlier this week of an amended Schedule TO with the Securities and Exchange Commission, Lawrence J. Toal, Chairman and Chief Executive Officer of Dime Bancorp, Inc. (NYSE: DME) said, "From the very beginning of North Fork's unsolicited offer, we have said that it was fraught with serious risks. Among them are risks that North Fork will not achieve its projected cost savings and risks that North Fork's attempt to combine with Dime will result in unexpected revenue run-off. It was in part for this reason that we began litigation to require North Fork to be more forthcoming. Now, North Fork has begun to publicly acknowledge the magnitude of those risks. Dime stockholders should read North Fork's own words and consider those risks carefully. We urge Dime stockholders not to tender their shares to North Fork."

The following are direct quotes taken from North Fork's amended filing:

INTEGRATION RISKS

"IF WE DO NOT SUCCESSFULLY INTEGRATE NORTH FORK'S AND DIME'S OPERATIONS, THE ANTICIPATED BENEFITS OF THE ACQUISITION OF DIME MAY NOT BE FULLY REALIZED." [North Fork emphasis]

"We have not previously acquired an organization comparable in size to Dime or where there is the potential for management to be uncooperative in the integration process."

"Excluding the 17 Dime branches that we have agreed to sell to FleetBoston, the 110 remaining Dime branches would represent our largest acquisition to date. By way of comparison, in February of this year we completed the acquisitions of JSB Financial and Reliance Bancorp, which together had a total of 42 branches."

"We have never acquired a thrift institution with a significant mortgage banking operation, nor do we have significant experience managing a mortgage banking business."

                                    - more -

"The diversion of the attention of management to the integration effort and any difficulties encountered in combining operations could adversely affect the combined company's business and results of operations."

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COST SAVINGS RISKS

"THERE IS NO GUARANTEE THAT WE WILL ACHIEVE PROJECTED COST SAVINGS." [North Fork emphasis]

"Furthermore, there can be no assurance that cost savings which are realized will not be offset by increases in other expenses, other charges to earnings or losses of revenue, including losses due to problems in integrating the Dime operations into North Fork."

"We expect to realize a significant portion of the cost savings through a merger of our bank subsidiary, North Fork Bank, and Dime's bank subsidiary, The Dime Savings Bank of New York, FSB, which will require additional regulatory approvals. These significant cost savings will not be realized unless and until we are able to complete the merger of these entities."

NET REVENUE RUN-OFF RISKS

"THERE IS NO GUARANTEE THAT WE WILL NOT SUFFER NET REVENUE RUN-OFF." [North Fork emphasis]

"In formulating our 2001 earnings estimates, we have not assumed any net run-off of revenue attributable to our acquisition of Dime."

"Although we intend to integrate Dime's operations and implement our cost savings measures in a manner that is designed to minimize the loss of revenues, there can be no assurance that some revenue will not be lost. Factors that could cause a loss of revenues include unanticipated loss of customers due to a lack of customer acceptance of our deposit, lending and investment products."

Dime also stated that it expected North Fork would file additional corrective disclosures shortly.

The Dime Savings Bank of New York, FSB (www.dime.com), is a regional bank currently serving consumers and businesses through 127 branches located throughout the greater New York City metropolitan area. Directly and through its mortgage-banking subsidiary, North American Mortgage Company (www.namc.com), Dime also provides consumer loans, insurance products and mortgage banking services throughout the United States.

                                    - more -

Investors are urged to read Dime and Hudson's proxy statement/prospectus and any amendments or supplements when they become available, as well as any solicitation/recommendation statement that may be filed by Dime, because they contain important information. Each of these documents has been or will be filed with the SEC and investors may obtain a free copy of them at the SEC's Internet web site at www.sec.gov. These documents may also be obtained for free from Dime by directing such requests to: Dime Bancorp, Inc., Investor Relations Dept., 589 Fifth Avenue, New York, New York, telephone: (212) 326-6170, or Innisfree M&A Incorporated at 1-888-750-5834.

Dime, its directors and executive officers and certain other persons may be deemed "participants" in any solicitation of proxies from Dime stockholders. Information regarding the participants in any solicitation is contained in a statement on Schedule 14A filed by Dime with the SEC on April 10, 2000.

                                      # # #

Contacts:

Franklin Wright                     Mike Pascale/Rhonda Barnat
Dime                                Abernathy MacGregor Group
212-326-6170                        212-371-5999